UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. —) *
ExpressJet Holdings, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
30218U108

(CUSIP Number)
Chris Kirkpatrick, Esq.
Hayman Advisors, L.P.
2626 Cole Avenue, Suite 200
Dallas, Texas 75204
(214) 347-8050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 11, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30218U108

1.	Names of Reporting Persons. Hayman Advisors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	Delaware

	7.	Sole Voting Power

Number of		3,420,206

Shares	8.	Shared Voting Power
Beneficially
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		3,420,206

With	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,420,206

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	6.25%

14.	Type of Reporting Person (See Instructions)

	PN
* See Item 3.

CUSIP No.	30218U108

1.	Names of Reporting Persons. Hayman Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	Texas

	7.	Sole Voting Power

Number of		3,420,206

Shares	8.	Shared Voting Power
Beneficially
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		3,420,206

With	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,420,206

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	6.25%

14.	Type of Reporting Person (See Instructions)

	OO
* See Item 3.

CUSIP No.	30218U108

1.	Names of Reporting Persons. J. Kyle Bass

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	United States

	7.	Sole Voting Power

Number of		3,420,206

Shares	8.	Shared Voting Power
Beneficially
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		3,420,206

With	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,420,206

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	6.25%

14.	Type of Reporting Person (See Instructions)

	IN/HC
* See Item 3.

Item 1. Security and Issuer.
     This statement relates to the common stock of ExpressJet Holdings, Inc (the “Issuer”). The address of the principal executive offices of the Issuer is 700 North Sam Houston Parkway West, Suite 200, Houston, Texas 77067.
Item 2. Identity and Background.
     (a) This statement is jointly filed by and on behalf of each of Hayman Advisors, L.P. (“Hayman Advisors”), Hayman Investments, L.L.C. (“Hayman Investments”), and J. Kyle Bass (individually, a “Reporting Person” and collectively, the “Reporting Persons”).
     (b) The address of the principal business office of the Reporting Persons is: 2626 Cole Avenue, Suite 200, Dallas, Texas 75204.
     (c) The principal business of Hayman Advisors is acting as an investment adviser to, and managing investment and trading accounts of, other persons, including Hayman Capital Master Fund, L.P. Hayman Advisors may be deemed, through investment advisory contracts or otherwise, to beneficially own securities owned by other persons, including Hayman Capital Master Fund, L.P. The principal business of Hayman Investments is serving as the general partner of Hayman Advisors. Hayman Investments may be deemed to control Hayman Advisors and beneficially own securities owned by Hayman Advisors. The present principal occupation of Mr. Bass is serving as the Managing Member of Hayman Investments. Mr. Bass may be deemed to control Hayman Investments and beneficially own securities owned by Hayman Investments.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding of the type specified in Items 2(d) or (e) of Schedule 13D.
     (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding the type specified in Items 2(d) or (e) of Schedule 13D.
     (f) The citizenship of Mr. Bass is the United States. Hayman Advisors is a Delaware entity. Hayman Investments is a Texas entity.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons have acquired an aggregate of 3,420,206 shares of common stock (the “Shares”), which are reported herein, in open market transactions for an aggregate purchase price of $11,634,389 (excluding commissions). The source of funds for the purchase of the Shares was the general working capital of the purchaser.
Item 4. Purpose of the Transaction.
     The Reporting Persons acquired the Shares for investment purposes.
     On January 22, 2008, the Reporting Persons sent a letter to Mr. James B. Ream, Chief Executive Officer of the Issuer, requesting certain changes to the Issuer’s business practices and strategy. A copy of the letter is filed as Exhibit 99.2 hereto and is incorporated by reference herein.
     The Reporting Persons plan and propose to review their investment in the Issuer on a continuing basis. Depending upon the factors discussed below and any other factors that are or become relevant, the Reporting Persons plan and propose to: acquire additional shares of common stock of the Issuer in open market or privately negotiated transactions; sell all or part of the Shares in open market or privately negotiated transactions; recommend one or more transactions involving the sale of all or a part of the equity interests in the Issuer; make a proposal for the acquisition of all or a part of the equity interests in the Issuer; or engage in any combination of the foregoing.
     Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, the Issuer’s response to the Letter, current and anticipated future trading prices of the common stock, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that any of the actions set forth above will be taken.
Item 5. Interest in Securities of the Issuer.
     (a) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
     (b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.
(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.
(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.
(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
     (c)   Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below.

				Price
Transaction	Effecting	Shares	Shares	Per	Description
Date	Person(s)	Acquired	Disposed	Share(1)	of Transaction
11/12/2007	Hayman Capital Master Fund, L.P.	35,000	0	$3.12	Open market
11/20/2007	Hayman Capital Master Fund, L.P.	54,012	0	$2.81	Open market
11/23/2007	Hayman Capital Master Fund, L.P.	150,000	0	$2.45	Open market
11/26/2007	Hayman Capital Master Fund, L.P.	10,000	0	$2.67	Open market

				Price
Transaction	Effecting	Shares	Shares	Per	Description
Date	Person(s)	Acquired	Disposed	Share(1)	of Transaction
12/27/2007	Hayman Capital Master Fund, L.P.	10,100	0	$2.69	Open market
1/10/2008	Hayman Capital Master Fund, L.P.	56,000	0	$2.84	Open market
1/10/2008	Hayman Capital Master Fund, L.P.	100,000	0	$2.42	Open market
1/11/2008	Hayman Capital Master Fund, L.P.	133,794	0	$2.39	Open market
1/14/2008	Hayman Capital Master Fund, L.P.	5,756	0	$2.20	Open market
1/15/2008	Hayman Capital Master Fund, L.P.	155,000	0	$2.23	Open market
1/16/2008	Hayman Capital Master Fund, L.P.	75,000	0	$2.8170	Open market
1/17/2008	Hayman Capital Master Fund, L.P.	65,100	0	$2.8876	Open market
     (1) Average price per share excluding commissions.
     Except as otherwise described herein, no transactions in the common stock of the Issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any Reporting Person.
     (d)   Other persons, including Hayman Capital Partners, L.P. and Hayman Capital Offshore Partners, L.P., may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock that may be deemed to be beneficially owned by the Reporting Persons.
     (e)   Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as otherwise described herein, none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Issuer. To the knowledge of each Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement

99.2	Letter from J. Kyle Bass to James B. Ream, Chief Executive Officer of the Issuer, dated January 22, 2008

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2008	Hayman Advisors, L.P.

	By:	Hayman Investments, L.L.C.
	Its:	General Partner

	By:	/s/ J. Kyle Bass

	Name:	J. Kyle Bass
	Title:	Managing Member

Hayman Investments, L.L.C.

	By:	/s/ J. Kyle Bass

	Name:	J. Kyle Bass
	Title:	Managing Member

J. Kyle Bass

	By:	/s/ J. Kyle Bass

	Name:	J. Kyle Bass

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement

99.2	Letter from J. Kyle Bass to James Ream, Chief Executive Officer of the Issuer, dated January 22, 2008